

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 30, 2016

<u>Via E-mail</u>
Kristin A. Campbell
Executive Vice President and General Counsel
Hilton Worldwide Holdings Inc.
7930 Jones Branch Drive, Suite 1100
McLean, Virginia 22102

> **Re: Park Hotels & Resorts Inc.**
> **Amendment No. 3 to Form 10-12B**
> **Filed September 16, 2016**
> **File No. 001-37795**

Dear Ms. Campbell:

We have reviewed your amendment and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Certain Relationships and Related Party Transactions, page 156</u>

<u>Distribution Agreement, page 156</u>

1.   We note your disclosure on pages 53 and 157 that losses related to certain contingent liabilities will be apportioned among the parties according to fixed percentages set forth in the Distribution Agreement. Please revise to disclose the fixed percentages that are set forth in the Distribution Agreement and briefly describe, as applicable, these certain contingent liabilities or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Kristin A. Campbell
Park Hotels & Resorts Inc.
September 30, 2016
Page 2

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Lewis, Staff Accountant, at 202-551-6216 or me at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or Jennifer Gowetski, Senior Counsel, at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities

cc: Joshua Ford Bonnie
        Simpson Thacher & Bartlett LLP
        Via E-mail